

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 19, 2017

Floyd C. Wilson
Chief Executive Officer and President
Halcón Resources Corporation
1000 Louisiana Street, Suite 6700
Houston, TX 77002

      Re: **Halcón Resources Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 1, 2017
              File No. 1-35467

Dear Mr. Wilson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/H. Roger Schwall

              H. Roger Schwall
              Assistant Director
              Office of Natural Resources